UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

April 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

SIGNATURES
EXHIBIT INDEX
EX 99.1: TOTAL AND NIGERIA'S AKPO FIELD
EX 99.2: FIRST QUARTER 2005 RESULTS
EX 99.3: FIRST QUARTER 2005 CONSOLIDATED ACCOUNTS
EX 99.4: PARTICIPATION IN SURMONT OIL SANDS LEASES
EX 99.5: RENEWABLE ENERGY
EX 99.6: 2005 ANNUAL GENERAL MEETING
EX 99.7: DISCOVERY OF HYDROCARBONS, NORWAY

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: May 25th, 2005	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1 : Total Launches Development of Nigeria’s Deep Offshore Akpo Field (May 2, 2005)

➢	EXHIBIT 99.2 : First Quarter 2005 Results (May 3, 2005)

➢	EXHIBIT 99.3 : First Quarter Year 2005 Consolidated Accounts, IFRS Accounting Standards (May 3, 2005)

➢	EXHIBIT 99.4 : Canada : Total increases its share in the Surmont oil sands leases to 50% (May 10, 2005)

➢	EXHIBIT 99.5 : Renewable Energies : Electricité de France and Total Consolidate Their Photovoltaic Business

(May 12, 2005)

➢	EXHIBIT 99.6 : 2005 Annual General Meeting (May 17, 2005)

➢	EXHIBIT 99.7 : Norway: Discovery of hydrocarbons on the Onyx SW prospect (May 23, 2005)